Boundless Bio, Inc.

10955 Alexandria Way, Suite 100

San Diego, California 92121

April 8, 2025

VIA EDGAR

Doris Stacey Gama

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boundless Bio, Inc.

Registration Statement on Form S-3

File No. 333-286302

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Boundless Bio, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on April 10, 2025, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Cheston J. Larson of Latham & Watkins LLP at (858) 523-5435. Thank you for your assistance and cooperation in this matter.

Sincerely,

BOUNDLESS BIO, INC.

By:	/s/ Jessica Oien
Jessica Oien
Chief Legal Officer

cc:	Zachary D. Hornby, Boundless Bio, Inc.

Matthew T. Bush, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP